EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of the

Culp, Inc. Employees’ Retirement Builder Plan

High Point, North Carolina

We consent to the incorporation by reference in the Registration Statements No. 333-207195 on Form S-8 of Culp, Inc. Employee’s Retirement Builder Plan (the “Plan”) of our report dated June 18, 2025, with respect to the financial statements of net assets available for benefits of the Plan as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related and ERISA-required supplemental schedules as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the Plan.

/s/ GreerWalker LLP

Charlotte, North Carolina

June 18, 2025